Filed by Andrew Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Act of 1934

Subject Company: Andrew Corporation

Commission File No. 001-14617
The following letter was sent to Andrew Corporation employees by Ralph Faison, Andrew’s CEO, after the public announcement of the entry into a merger agreement by ADC Telecommunications, Inc. and Andrew Corporation.
May 31, 2006
Message from Ralph Faison—Andrew to Merge with ADC
Today Andrew Corporation announced an unprecedented opportunity to grow our company in a truly transformational way with the news that we have reached an agreement to merge with ADC, one of the global leaders in wireline connectivity solutions. The proposed strategic combination, which is subject to approval of the shareholders of each company and regulatory review, will create a $3.3 billion global network access infrastructure leader.
This is a huge moment within our industry, and certainly a historic time for Andrew. By combining with ADC, we are forming a world leader in wireline and wireless communications infrastructure products and services. Together, we expect our two companies will be able to drive significantly more value for our customers, shareowners, and employees than we could on our own.
Many of you are already familiar with ADC, headquartered in Eden Prairie, Minnesota. Like Andrew, ADC has a great reputation in the telecommunications market. Both companies have a 70-plus-year history and strong global brands. We believe the fit between our two companies and cultures is ideal.
I also believe that an opportunity of this magnitude doesn’t come along very often. When it does, we must pursue it. With accelerating globalization and consolidation in our industry, now is the right time for ADC and Andrew to join forces. The industry is healthy and growing, yet technology changes, pricing, and new competition are creating constant challenges to participants at all levels—operators/carriers, infrastructure providers/OEMs, and component suppliers. One result of these market issues is a fresh round of consolidation involving Andrew’s customers at both the operator and OEM layers. The result is fewer, but much bigger, customers for Andrew.
While we remain strong by virtue of our #1 position in our space, this customer consolidation accelerates our need to continue diversifying our product offerings, extending our reach, and adding to our financial scale. We want to touch more customers, not fewer, and offer new compelling solutions that add to our profitable growth.
On top of that, our customers increasingly are looking to converge fixed and wireless networks to more effectively handle the increasing amounts of “triple play” traffic (voice, data, video) being generated. As convergence and triple play grow in importance, it leaves Andrew vulnerable unless we can add to our market-leading wireless capabilities.
As part of our long-term corporate strategy, we have been anticipating this market shift, and now are ready to step up in a big way to what our customers and the market are expecting. Our merger with ADC, a company that has much in common with Andrew, will place us in the best possible position to continue leading our chosen market space in the future. ADC is the #1 wireline infrastructure provider, much like Andrew is in wireless, and this combination jump-starts our ability to meet the triple play needs of our customers in the future.
This combination is a fantastic fit, with our complementary product offerings, geographical strengths, company histories and cultures, and market leadership. It creates a company with greater financial scale to compete globally, while gaining efficiencies that speed our ability to grow profitably. And this combination will create the most favorable future for our employees, who will be part of a larger, better positioned entity with greater capabilities to profitably grow as the industry evolves.
What’s Next?
The merger’s success will depend in large part on how quickly we can define roles and responsibilities. Until the transaction closes, the companies will both continue to operate in the ordinary course of business. In the very near-term, however, we will establish teams to develop integration plans that will be implemented once the transaction has closed. Both ADC and Andrew employees will be involved. Teamwork will be essential to seamlessly integrate the two companies.
I know you have many, many questions on how this will impact you personally. While I don’t have all the answers, we are starting to gather questions and will provide answers as we define them. I’m committed to sharing updates with you as they occur and communicating in an honest and open manner.
During this time, it’s important that we all remain vigilant in our support of our customers. We still have a business to run and it’s extremely important that we maintain focus on our responsibilities during the next several months. I am confident on our ability to do so and I know that all of you are up to this challenge.
What Will The Combined Company Look Like After The Transaction Closes?
The combined company will be based at ADC’s world headquarters in Minnesota with ADC’s John A. Blanchard continuing as non-executive chairman, and ADC’s Robert E. Switz continuing as its president and chief executive officer. I will remain as Andrew’s president and CEO through the close of the merger, and also will assist Bob with transition issues for a short time thereafter. However, I will not have a long-term continuing role with the newly merged company. The board of directors of the combined company will be composed of 12 members, of which eight will be current ADC directors, including Blanchard and Switz, and four will be current Andrew directors. Key members of the management team from both companies will comprise the management team of the combined company after closing.
The new company will be globally structured with key organizational components defined in four areas:

•	Global Business Groups: These groups will have comprehensive global profit and loss responsibilities with product management, engineering, and manufacturing included in the groups. Two of these four groups—Wireless Technology and Systems (comprised of our WIG, BSSG, and Network Solutions groups) and Antenna, Cable, and Satellite (comprised of our Antenna and Cable Products and Satellite Communications groups), will be headed by Andrew’s Mickey Miller and John DeSana, respectively. This new organizational structure will become effective after the merger closes. Until then, Terry Garner, Bob Hudzik, and Jude Panetta will continue to report directly to me.

•	Global Go-To-Market: A combined sales and marketing organization, headed by Andrew’s Roger Manka, will mirror Andrew’s regional approach and our global account management of OEM customers.

•	Global Strategic Supply Chain: We plan to capture significant opportunities and improvements of synergistic scale for our shareowners, customers, and employees within this area.

•	Corporate Centers: This community of finance, HR, corporate services, corporate technology, IT, legal, and strategy and business development will be key drivers in ensuring one company and one culture.
There obviously will be a lot of organizational issues to be worked out in the future as the two companies sweat the details of combining. We will share additional information about structure and people as soon as we can.
While, in general, disruptions to our business and workforce are expected to be minimal as a result of this merger, this will be a period of great change for all of us. We must remember we have a powerful business to run and we cannot afford to be distracted. It is imperative that we achieve great results for our fiscal third and fourth quarters. When this deal closes later this year, we will be part of a special new entity. Let’s stay focused on our day-to-day responsibilities and the needs of our customers while this merger agreement gets finalized.
Thanks in advance for your commitment and support. Together, we are transforming Andrew into a clear global leader for the future. Meanwhile, if you have questions, your managers and I will do my best to address them. Thanks for your help.
Ralph
Safe Harbor for Forward Looking Statements
This press release contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC’s Form 10-K for the year ended October 31, 2005 and Andrew’s Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec
Participants in Solicitation
     ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC’s participants is set forth in the proxy statement dated, January 24, 2006, for ADC’s 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew’s participants is set forth in the proxy statement, dated December 30, 2005, for Andrew’s 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.